Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

November 15, 2016

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jennifer Gowetski

Re:	TRP Fund VII LLC Draft Offering Statement on Form 1-A Submitted April 15, 2016 CIK No. 0001671793

Dear Ms. Gowetski:

This letter is submitted on behalf of our client Rock Fund VII-A LLC (the “Company”), regarding the Company’s offering statement on Form 1-A, filed April 15, 2016, as amended by Amendment No. 1, filed on June 17, 2016, Amendment No. 2 filed on September 18, 2016, and Amendment No 3 filed on October 26, 2016.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated November 10, 2016; referencing where appropriate, the revisions made in Amendment No. 4 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Risk Factors, Page 4

1.           Comment: We note your revised disclosure in response to our prior comment 3. We further note your response that the payment of distributions would not be dilutive to the investors because distributions would only be paid in cash, and not in company securities. To the extent your distributions are paid from sources other than your cash flow from operations, as your disclosure suggests, please revise to add risk factor disclosure regarding the potential dilutive effect of funding distributions from other sources as there would be less capital to invest in properties or advise.

Response: The Company has added the language requested by the Staff.

Appendix A

Prior Performance Tables

2.           Comment: We note your response to our prior comment 5 in which you state that you have not provided Table V because you have not completed or liquidated any programs. Please note that Table V does not solely require disclosure for programs that have been completed or liquidated. Please revise to provide Table V disclosure, including all sales and disposals of property by programs with similar investment objectives within the most recent three years or advise. Please refer to Industry Guide 5 and CF Disclosure

Response: Table V requires the disclosure of “sales or disposals of property by programs with similar investment objectives.” Sales made in connection with prior programs have been sales of residential properties located within California and Nevada by our programs that have the purpose of acquiring one to four unit residential properties in California and Nevada. The Company is engaged in acquiring large residential complexes and commercial properties in Canada, and therefore does not have a similar investment objective as our existing funds. Therefore, disclosure of such prior sales is not required. For the same reason, we have deleted Table VI.

3.           Comment: We note your response to our prior comment 6, in part. Please revise your prior performance Table I to remove the column entitled “Total for All Prior Programs” or advise.

Response: We have made the change requested by the Staff.

The changes reflected in Amendment No. 4 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated November 10, 2016.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks